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                                March 23, 2022

       Wenshan Xie
       Chief Executive Officer
       E-Home Household Service Holdings Ltd
       Floor 9, Building 14, HaixiBaiyue Town
       No. 14 Duyuan Road, Luozhou Town
       Cangshan District, Fuzhou City 350001
       People   s Republic of China

                                                        Re: E-Home Household
Service Holdings Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-3
                                                            Filed February 17,
2022
                                                            File No. 333-259464

       Dear Mr. Xie:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2022 letter.

       Amendment No. 4 to Form F-3 Filed February 17, 2022

       Cover Page

   1. Please revise to disclose on the cover, in the prospectus summary, and elsewhere in the prospectus, as
appropriate, the risk (if any) that you may face penalties associated with your prior variable
interest entity (VIE) structure if such structures are invalidated in the
                                                        PRC in the future.
   2. We note your disclosure in response to comment 1 and reissue the comment in part. We note your disclosure
that "References to "we," "us," "the Company," "our company," or
 Wenshan Xie
E-Home Household Service Holdings Ltd
March 23, 2022
Page 2
         "our"... are to E-Home and its subsidiaries; however, we also note that the term "we" is used regarding offering securities (e.g., first paragraph on cover page). Please revise to clearly disclose how you will refer to the holding company and how you will refer to your subsidiaries when providing disclosure throughout the document. Where you disclose how you will refer to the holding company and its subsidiaries, please refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary.
3. We note your disclosure in response to comment 3. Please expand your disclosure in the
         4th bullet under "Cash is transferred through our organization in the following manner" to explicitly state whether any transfers, dividends, or distributions have been made from your subsidiaries to the holding company or to investors, and quantify the amounts if applicable. We note your current disclosure on page 6.
Risk Factors Summary, page 2

4. Revise the cross references in the first five bullet points to include the name of the specific
         risk factor to which you are referring under    Risks Related to Doing
Business in China.
         We note that    Risks Related to Doing Business in China    includes
multiple risk factors.
       You may contact Stacey Peikin at 202-551-6223 or Daniel Morris at 202-551-3314 with any questions.



FirstName LastNameWenshan Xie                      Sincerely,
Comapany NameE-Home Household Service Holdings Ltd
                                                   Division of Corporation
Finance
March 23, 2022 Page 2                              Office of Trade & Services
FirstName LastName